                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 5)(1)



                               SAPIENT CORPORATION
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                                   -----------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)


(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 803062 10 8                                               Page 2 of 8


                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Jerry A. Greenberg
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                        5  SOLE VOTING POWER

                           13,345,483 shares
                        --------------------------------------------------------
                        6  SHARED VOTING POWER

                           5,056,519 shares (consists of 5,046,519 shares held
                           by The Jerry A. Greenberg Eight Year Qualified
     NUMBER OF             Annuity Trust 1996 and 10,000 shares held by The
      SHARES               Jerry A. Greenberg Charitable Foundation, of which
    BENEFICIALLY           Mr. Greenberg is a trustee and over which Mr.
     OWNED BY              Greenberg shares voting control)
       EACH             --------------------------------------------------------
     REPORTING          7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                13,345,483 shares
                        --------------------------------------------------------
                        8  SHARED DISPOSITIVE POWER

                           7,786,276 shares (consists of 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 5,046,519 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000 and 10,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a trustee of each of these trusts and shares dispositive power over the shares held by the trusts.)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,131,759 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 5,046,519 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000, and 10,000 shares held by the Jerry A. Greenberg Charitable Foundation.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    16.7%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 803062 10 8                                               Page 3 of 8


                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                        5  SOLE VOTING POWER

                           5,046,519 shares (voting control over these shares is
                           shared by Mr. Greenberg, who is a trustee of the
       NUMBER OF           trust)
        SHARES          --------------------------------------------------------
      BENEFICIALLY      6  SHARED VOTING POWER
       OWNED BY
         EACH              0 shares
       REPORTING        --------------------------------------------------------
        PERSON          7  SOLE DISPOSITIVE POWER
         WITH
                           5,046,519 shares (dispositive control over these
                           shares is shared by Mr. Greenberg, who is a trustee
                           of the trust)
                        --------------------------------------------------------
                        8  SHARED DISPOSITIVE POWER

                           0 shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,046,519 shares
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.0%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 803062 10 8                                               Page 4 of 8


ITEM 1(a)       NAME OF ISSUER:

                Sapient Corporation

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                One Memorial Drive
                Cambridge, Massachusetts 02142

ITEM 2(a)       NAME OF PERSON FILING:

                Jerry A. Greenberg for himself and on behalf of The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996; and The Jerry
                A. Greenberg Eight Year Qualified Annuity Trust 1996

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                Jerry A. Greenberg
                c/o Sapient Corporation
                One Memorial Drive
                Cambridge, MA  02142

                The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 receives correspondence c/o:

                Samuel C. Sichko
                c/o Prince, Lobel, Glovsky & Tye LLP
                585 Commercial Street
                Boston, MA  02109-1024

ITEM 2(c)       CITIZENSHIP:

                Mr. Greenberg is a citizen of the United States of America.

                The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 is organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock, $.01 par value per share.



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CUSIP NO. 803062 10 8                                               Page 5 of 8



ITEM 2(e)       CUSIP NUMBER:

                803062 10 8

ITEM 3          DESCRIPTION OF PERSON FILING:

                Not applicable

ITEM 4          OWNERSHIP:

                          (a)      AMOUNT BENEFICIALLY OWNED:

                           Mr. Greenberg has or shares voting or investment control over 21,131,759 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996, 5,046,519 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 599,727 shares held by The Jerry A. Greenberg Charitable Lead Annuity Trust - 2000 and 10,000 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a trustee of each of these trusts). Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                           The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds 5,046,519 shares.

                           (b)     PERCENT OF CLASS:

                           Mr. Greenberg has or shares voting or investment control over shares representing 16.7% of the issuer's outstanding common stock.

                           The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds shares representing 4.0% of the issuer's outstanding common stock.



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CUSIP NO. 803062 10 8                                               Page 6 of 8


                           (c)     NUMBER OF SHARES AS TO WHICH PERSON HAS:

                                          (i) sole power to vote or to direct
                                          the vote:

                                          Mr. Greenberg has the sole power to
                                          direct the vote of 13,345,483 shares.

                                          (ii) shared power to vote or to direct
                                          the vote:

                                          Mr. Greenberg shares voting control
                                          over the 5,046,519 shares held by The
                                          Jerry A. Greenberg Eight Year
                                          Qualified Annuity Trust 1996 and the
                                          10,000 shares held by The Jerry A.
                                          Greenberg Charitable Foundation, of
                                          which Mr. Greenberg is a trustee.

                                          (iii) sole power to dispose or to
                                          direct the disposition of:

                                          Mr. Greenberg has sole power to
                                          dispose of 13,345,483 shares.

                                          (iv) shared power to dispose or to
                                          direct the disposition of:

                                          Mr. Greenberg has shared power to
                                          dispose or to direct the disposition
                                          of 7,491,950 shares (consists of
                                          2,130,030 shares held by The Jerry A.
                                          Greenberg Remainder Trust 1996,
                                          5,046,519 shares held by The Jerry A.
                                          Greenberg Eight Year Qualified Annuity
                                          Trust 1996, 599,727 shares held by The
                                          Jerry A. Greenberg Charitable Lead
                                          Annuity Trust - 2000 and 10,000 shares
                                          held by The Jerry A. Greenberg
                                          Charitable Foundation. Mr. Greenberg
                                          is a trustee of each of these trusts.)

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                As of the date hereof, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                During the term of The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, Mr. Greenberg is the only beneficiary of such trust.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Not applicable

ITEM 8          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable

ITEM 9          NOTICE OF DISSOLUTION OF GROUP:

                Not applicable



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CUSIP NO. 803062 10 8                                               Page 7 of 8


ITEM 10         CERTIFICATION:

                Not applicable





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CUSIP NO. 803062 10 8                                               Page 8 of 8


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 8, 2002

                                           /s/ Jerry A. Greenberg
                                -----------------------------------------------
                                Jerry A. Greenberg, individually and as a
                                trustee of The Jerry A. Greenberg
                                Eight Year Qualified Annuity Trust 1996



                                            /s/ Samuel C. Sichko
                                -----------------------------------------------
                                Samuel C. Sichko, as a trustee of The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996